UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ditech Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25501G105

(CUSIP Number)

Lance Friedler
c/o Phoenix Investment Adviser LLC

420 Lexington Avenue, Suite 2040

(212) 359-6200

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
JLP Credit Opportunity Master Fund Ltd

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
1,862,995

9. Sole Dispositive Power

10. Shared Dispositive Power
1,862,995

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,862,995
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
27.3%
14. Type of Reporting Person
CO

CUSIP No. 25501G105	13D/A	Page 2 of 9

1. Names of Reporting Persons.
Mercer QIF Fund PLC - Mercer Investment Fund 1

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Ireland
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
488,953

9. Sole Dispositive Power

10. Shared Dispositive Power
488,953

11. Aggregate Amount Beneficially Owned by Each Reporting Person
488,953
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
9.0%
14. Type of Reporting Person
CO

CUSIP No. 25501G105	13D/A	Page 3 of 9

1. Names of Reporting Persons.
JLP Credit Opportunity IDF Series of SALI Multi-Series Fund, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
221,519

9. Sole Dispositive Power

10. Shared Dispositive Power
221,519

11. Aggregate Amount Beneficially Owned by Each Reporting Person
221,519
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
4.3%
14. Type of Reporting Person
PN

CUSIP No. 25501G105	13D/A	Page 4 of 9

1. Names of Reporting Persons.
JLP Partners Master Fund LP

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
17,382

9. Sole Dispositive Power

10. Shared Dispositive Power
17,382

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,382
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
0.3%
14. Type of Reporting Person
PN

CUSIP No. 25501G105	13D/A	Page 5 of 9

1. Names of Reporting Persons.
Phoenix Investment Adviser, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
2,590,849

9. Sole Dispositive Power

10. Shared Dispositive Power
2,590,849

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,590,849
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
34.3%
14. Type of Reporting Person
OO

CUSIP No. 25501G105	13D/A	Page 6 of 9

1. Names of Reporting Persons.
Jeffrey Peskind

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power
2,590,849

9. Sole Dispositive Power

10. Shared Dispositive Power
2,590,849

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,590,849
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
34.3%
14. Type of Reporting Person
IN

CUSIP No. 25501G105	13D/A	Page 7 of 9

This Amendment No. 2 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on June 5, 2018 and Amendment No. 1 thereto filed on July 20, 2018 with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ditech Holding Corporation (the “Issuer”). This Amendment No. 2 is filed jointly by (i) JLP Credit Opportunity Master Fund Ltd (“COF”), (ii) Mercer QIF Fund PLC - Mercer Investment Fund 1 (“Mercer”), (iii) JLP Credit Opportunity IDF Series of SALI Multi-Series Fund, L.P. (“IDF”), (iv) JLP Partners Master Fund LP (“PF”), (v) Phoenix Investment Adviser LLC (“Phoenix”), and (vi) Jeffrey Peskind (collectively, the “Reporting Persons”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on June 5, 2018 and Amendment No. 1 thereto filed on July 20, 2018.

Responses to each item of this Amendment No. 2 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

ITEM 1. SECURITY AND ISSUER

ITEM 2. IDENTITY AND BACKGROUND

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4. PURPOSE OF TRANSACTION

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by inserting the following:

On October 31, 2018, COF, Mercer, IDF, and PF sold 206,468, 76,843, 31,000 and 5,689 shares of Common Stock, respectively, at $1.2270 per share in open market transactions. On November 1, 2018, Mercer and IDF sold 35,051 and 5,866 shares of Common Stock, respectively, at $1.1628 per share in open market transactions. As a result of these transactions, the Reporting Persons are no longer holders of record of shares of Common Stock of the Issuer.

COF, Mercer, IDF, and PF are each holders of record of Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants of the Issuer, all of which are convertible or exercisable into shares of Common Stock. Each of COF, Mercer, IDF, and PF disclaims beneficial ownership of any Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants owned of record by the other, and each of Phoenix and Mr. Peskind disclaims beneficial ownership of any Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants owned of record by COF, Mercer, IDF, and PF, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Act, or for any other purpose.

(a)           See also the information contained on the cover pages of this Amendment No. 2 to Schedule 13D, which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 4,955,675 shares of Common Stock outstanding as of August 3, 2018 (as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 9, 2018) and includes 2,590,849 shares of Common Stock underlying Mandatorily Convertible Preferred Stock, Series A Warrants, and Series B Warrants.

(b)           See also the information contained on the cover pages of this Amendment No. 2 to Schedule 13D, which is incorporated herein by reference.

(c)           Except as described in this Amendment No. 2 to Schedule 13D, no reportable transactions by the Reporting Persons have occurred with respect to the Common Stock of the Issuer since Amendment No. 1 was filed on July 20, 2018.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

CUSIP No. 25501G105	13D/A	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2018

JLP Credit Opportunity Master Fund Ltd

By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Director

Mercer QIF Fund PLC – Mercer Investment Fund 1

By:	Phoenix Investment Adviser LLC,
its sub adviser

	By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Managing Member

JLP CREDIT OPPORTUNITY IDF SERIES OF SALI MULTI-SERIES FUND, L.P.

By:	Phoenix Investment Adviser LLC,
its sub adviser

	By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Managing Member

JLP PARTNERS MASTER FUND LP

By:	Phoenix Capital Management LLC,
its general partner

	By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Managing Member

PHOENIX INVESTMENT ADVISER LLC

By:	/s/ Jeffrey Peskind
Name: Jeffrey Peskind
Title: Managing Member

JEFFREY PESKIND

/s/ Jeffrey Peskind

CUSIP No. 25501G105	13D/A	Page 9 of 9